Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended September 30, 2016

(U.S. Dollars)

Third quarter report

for the period ended September 30, 2016

 Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions, except per share amounts)		2016	2015	2016	2015

Revenues, Net of Royalties	(Note 3)	$979	$1,312	$2,096	$3,391

Expenses	(Note 3)

Production, mineral and other taxes		20	38	73	113

Transportation and processing		202	317	715	954

Operating		145	181	446	552

Purchased product		197	60	349	260

Depreciation, depletion and amortization		184	352	675	1,212

Impairments	(Note 8)	-	1,671	1,396	5,668

Accretion of asset retirement obligation	(Note 11)	12	11	38	34

Administrative	(Note 15)	91	61	231	217

Interest	(Note 5)	99	105	309	508

Foreign exchange (gain) loss, net	(Note 6)	49	348	(307)	918

(Gain) loss on divestitures	(Note 4)	(395)	2	(393)	(14)

Other	(Note 9)	(4)	(3)	(67)	2

		600	3,143	3,465	10,424

Net Earnings (Loss) Before Income Tax		379	(1,831)	(1,369)	(7,033)

Income tax expense (recovery)	(Note 7)	62	(595)	(706)	(2,480)

Net Earnings (Loss)		$317	$(1,236)	$(663)	$(4,553)

Net Earnings (Loss) per Common Share

Basic & Diluted	(Note 12)	$0.37	$(1.47)	$(0.78)	$(5.59)

Condensed Consolidated Statement of Comprehensive Income (unaudited)
		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2016	2015	2016	2015

Net Earnings (Loss)		$317	$ (1,236)	$ (663)	$ (4,553)

Other Comprehensive Income (Loss), Net of Tax

Foreign currency translation adjustment	(Note 13)	36	175	(220)	600

Pension and other post-employment benefit plans	(Notes 13, 17)	(1)	1	(1)	2

Other Comprehensive Income (Loss)		35	176	(221)	602

Comprehensive Income (Loss)		$352	$(1,060)	$ (884)	$(3,951)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at September 30, 2016	As at December 31, 2015

Assets

Current Assets

Cash and cash equivalents		$766	$271

Accounts receivable and accrued revenues		583	645

Risk management	(Notes 18, 19)	15	367

Income tax receivable		369	324

		1,733	1,607
Property, Plant and Equipment, at cost:	(Note 8)

Natural gas and oil properties, based on full cost accounting

Proved properties		39,381	40,647

Unproved properties		5,339	5,616

Other		2,244	2,181

Property, plant and equipment		46,964	48,444

Less: Accumulated depreciation, depletion and amortization		(38,960)	(38,587)

Property, plant and equipment, net	(Note 3)	8,004	9,857

Cash in Reserve		2	2

Other Assets		269	266

Risk Management	(Notes 18, 19)	1	11

Deferred Income Taxes		1,773	1,081

Goodwill	(Notes 3, 4)	2,795	2,790

	(Note 3)	$14,577	$15,614

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities		$1,166	$1,311

Income tax payable		9	6

Risk management	(Notes 18, 19)	108	16

		1,283	1,333

Long-Term Debt	(Note 9)	4,198	5,333

Other Liabilities and Provisions	(Note 10)	2,071	1,975

Risk Management	(Notes 18, 19)	27	9

Asset Retirement Obligation	(Note 11)	740	773

Deferred Income Taxes		26	24

		8,345	9,447

Commitments and Contingencies	(Note 20)

Shareholders’ Equity

Share capital - authorized unlimited common shares, without par value

2016 issued and outstanding: 956.9 million shares (2015: 849.8 million shares)	(Note 12)	4,608	3,621

Paid in surplus		1,358	1,358

Retained earnings (Accumulated deficit)		(903)	(202)

Accumulated other comprehensive income	(Note 13)	1,169	1,390

Total Shareholders’ Equity		6,232	6,167

		$14,577	$15,614

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Nine Months Ended September 30, 2016 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2015		$3,621	$1,358	$(202)	$1,390	$6,167

Net Earnings (Loss)		-	-	(663)	-	(663)

Dividends on Common Shares	(Note 12)	-	-	(38)	-	(38)

Common Shares Issued	(Note 12)	986	-	-	-	986

Common Shares Issued Under

Dividend Reinvestment Plan	(Note 12)	1	-	-	-	1
Other Comprehensive Income (Loss)	(Note 13)	-	-	-	(221)	(221)

Balance, September 30, 2016		$4,608	$1,358	$(903)	$1,169	$6,232

Nine Months Ended September 30, 2015 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2014		$2,450	$1,358	$5,188	$689	$9,685

Net Earnings (Loss)		-	-	(4,553)	-	(4,553)

Dividends on Common Shares	(Note 12)	-	-	(166)	-	(166)

Common Shares Issued	(Note 12)	1,098	-	-	-	1,098

Common Shares Issued Under

Dividend Reinvestment Plan	(Note 12)	53	-	-	-	53
Other Comprehensive Income	(Note 13)	-	-	-	602	602

Balance, September 30, 2015		$3,601	$1,358	$469	$1,291	$6,719

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2016	2015	2016	2015

Operating Activities

Net earnings (loss)		$317	$(1,236)	$(663)	$(4,553)

Depreciation, depletion and amortization		184	352	675	1,212

Impairments	(Note 8)	-	1,671	1,396	5,668

Accretion of asset retirement obligation	(Note 11)	12	11	38	34

Deferred income taxes	(Note 7)	76	(576)	(683)	(2,442)

Unrealized (gain) loss on risk management	(Note 19)	(41)	(173)	465	241

Unrealized foreign exchange (gain) loss	(Note 6)	47	241	(223)	555

Foreign exchange on settlements	(Note 6)	(4)	102	(89)	337

(Gain) loss on divestitures	(Note 4)	(395)	2	(393)	(14)

Other		56	(23)	13	9

Net change in other assets and liabilities		(6)	(18)	(15)	(18)

Net change in non-cash working capital		(60)	100	(95)	204

Cash From (Used in) Operating Activities		186	453	426	1,233

Investing Activities

Capital expenditures	(Note 3)	(205)	(473)	(779)	(1,952)

Acquisitions	(Note 4)	(67)	-	(69)	(38)

Proceeds from divestitures	(Note 4)	1,107	99	1,113	1,115

Cash in reserve		-	-	-	72

Net change in investments and other		(5)	(170)	(49)	(154)

Cash From (Used in) Investing Activities		830	(544)	216	(957)

Financing Activities

Net issuance (repayment) of revolving long-term debt	(Note 9)	(1,493)	17	(650)	137

Repayment of long-term debt	(Note 9)	-	-	(400)	(1,302)

Issuance of common shares	(Note 12)	981	-	981	1,088

Dividends on common shares	(Note 12)	(13)	(38)	(37)	(113)

Capital lease payments and other financing arrangements	(Note 10)	(17)	(15)	(49)	(48)

Cash From (Used in) Financing Activities		(542)	(36)	(155)	(238)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	(17)	8	(24)

Increase (Decrease) in Cash and Cash Equivalents		473	(144)	495	14

Cash and Cash Equivalents, Beginning of Period		293	496	271	338

Cash and Cash Equivalents, End of Period		$766	$352	$766	$352

Cash, End of Period		$33	$90	$33	$90

Cash Equivalents, End of Period		733	262	733	262

Cash and Cash Equivalents, End of Period		$766	$352	$766	$352

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

1. Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2015, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2015.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2016, Encana adopted the following accounting standards updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

●

ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments have been applied prospectively.

●

ASU 2015-02, “Amendments to the Consolidation Analysis”. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments have been applied using a full retrospective approach.

●

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” and ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”. The updates require debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Previously, debt issuance costs were presented as a deferred charge within assets. The updates further clarify that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement. These amendments have been applied retrospectively and resulted in a $30 million decrease in Other Assets, with a corresponding $30 million decrease in Long-Term Debt as at December 31, 2015.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

2. Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification (“ASC”). The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the company expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Deferral of Effective Date for Revenue from Contracts with Customers”, which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017. The standard can be applied using one of two retrospective application methods at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

As of January 1, 2019, Encana will be required to adopt ASU 2016-02, “Leases” under Topic 842, which replaces Topic 840 “Leases”. The new standard will require lessees to recognize right-of-use assets and related lease liabilities for all leases, including leases classified as operating leases, on the Consolidated Balance Sheet. The dual classification model requiring leases recognized to be classified as either finance or operating leases was retained for the purpose of subsequent measurement and presentation in the Consolidated Statement of Earnings and Consolidated Statement of Cash Flows. The new standard also expands disclosures related to the amount, timing and uncertainty of cash flows arising from leases. The standard will be applied using a modified retrospective approach and provides for certain practical expedients. Encana is currently assessing the standard and expects the new standard will have a material impact on the Company’s Consolidated Financial Statements.

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

●	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

●	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

●

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

The interim Condensed Consolidated Statement of Earnings for the comparative period ended September 30, 2015 and the accompanying segmented information disclosed in this note have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these property taxes and other charges were presented in either transportation and processing expense or operating expense. Encana has updated its presentation to more accurately reflect these charges within the Condensed Consolidated Statement of Earnings based on the nature of the expense recognized and to more closely align with the Company’s peers. As a result, for the three months ended September 30, 2015, the Canadian Operations reclassified $2 million from transportation and processing expense and $4 million from operating expense to production, mineral and other taxes. For the nine months ended September 30, 2015, the Canadian Operations reclassified $5 million from transportation and processing expense and $17 million from operating expense to production, mineral and other taxes. In addition, for the three and nine months ended September 30, 2015, the USA Operations reclassified $5 million and $19 million, respectively, from operating expense to production, mineral and other taxes.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$246	$391	$458	$655	$214	$66

Expenses
Production, mineral and other taxes	5	6	15	32	-	-
Transportation and processing	136	151	43	155	22	-
Operating	38	34	93	137	11	4
Purchased product	-	-	-	-	197	60

	67	200	307	331	(16)	2
Depreciation, depletion and amortization	54	64	112	265	-	-
Impairments	-	-	-	1,671	-	-

	$13	$136	$195	$(1,605)	$(16)	$2

			Corporate & Other		Consolidated
			2016	2015	2016	2015

Revenues, Net of Royalties			$61	$200	$979	$1,312

Expenses
Production, mineral and other taxes			-	-	20	38
Transportation and processing			1	11	202	317
Operating			3	6	145	181
Purchased product			-	-	197	60

			57	183	415	716
Depreciation, depletion and amortization			18	23	184	352
Impairments			-	-	-	1,671

			$39	$160	231	(1,307)

Accretion of asset retirement obligation					12	11
Administrative					91	61
Interest					99	105
Foreign exchange (gain) loss, net					49	348
(Gain) loss on divestitures					(395)	2
Other					(4)	(3)

					(148)	524

Net Earnings (Loss) Before Income Tax					379	(1,831)
Income tax expense (recovery)					62	(595)

Net Earnings (Loss)					$317	$(1,236)

Intersegment Information
	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$963	$1,063	$(749)	$(997)	$214	$66

Expenses
Transportation and processing	65	77	(43)	(77)	22	-
Operating	11	4	-	-	11	4
Purchased product	904	980	(707)	(920)	197	60

Operating Cash Flow	$(17)	$2	$1	$-	$(16)	$2

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$792	$1,410	$1,327	$1,872	$393	$293

Expenses
Production, mineral and other taxes	17	22	56	91	-	-
Transportation and processing	440	496	214	454	65	-
Operating	115	108	293	399	25	28
Purchased product	-	-	-	-	349	260

	220	784	764	928	(46)	5
Depreciation, depletion and amortization	203	237	414	902	-	-
Impairments	493	-	903	5,668	-	-

	$(476)	$547	$(553)	$(5,642)	$(46)	$5

			Corporate & Other		Consolidated
			2016	2015	2016	2015

Revenues, Net of Royalties			$(416)	$(184)	$2,096	$3,391

Expenses
Production, mineral and other taxes			-	-	73	113
Transportation and processing			(4)	4	715	954
Operating			13	17	446	552
Purchased product			-	-	349	260

			(425)	(205)	513	1,512
Depreciation, depletion and amortization			58	73	675	1,212
Impairments			-	-	1,396	5,668

			$(483)	$(278)	(1,558)	(5,368)

Accretion of asset retirement obligation					38	34
Administrative					231	217
Interest					309	508
Foreign exchange (gain) loss, net					(307)	918
(Gain) loss on divestitures					(393)	(14)
Other					(67)	2

					(189)	1,665

Net Earnings (Loss) Before Income Tax					(1,369)	(7,033)
Income tax expense (recovery)					(706)	(2,480)

Net Earnings (Loss)					$(663)	$(4,553)

Intersegment Information
	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2016	2015	2016	2015	2016	2015

Revenues, Net of Royalties	$2,365	$3,345	$(1,972)	$(3,052)	$393	$293

Expenses
Transportation and processing	219	261	(154)	(261)	65	-
Operating	25	28	-	-	25	28
Purchased product	2,167	3,051	(1,818)	(2,791)	349	260

Operating Cash Flow	$(46)	$5	$-	$-	$(46)	$5

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

			Three Months Ended September 30,		Nine Months Ended September 30,
			2016	2015	2016	2015

Canadian Operations			$56	$76	$173	$341

USA Operations			149	394	605	1,605

Market Optimization			1	1	1	1

Corporate & Other			(1)	2	-	5

			$205	$473	$779	$1,952

Goodwill, Property, Plant and Equipment and Total Assets by Segment
	Goodwill		Property, Plant and Equipment		Total Assets (1)
	As at		As at		As at
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

Canadian Operations	$666	$661	$597	$1,100	$1,511	$2,036

USA Operations	2,129	2,129	5,870	7,249	9,503	10,405

Market Optimization	-	-	2	1	115	95

Corporate & Other	-	-	1,535	1,507	3,448	3,078

	$2,795	$2,790	$8,004	$9,857	$14,577	$15,614

(1)	Total Assets for 2015 has been restated due to the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as described in Note 2.

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

4. Acquisitions and Divestitures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Acquisitions
Canadian Operations	$1	$-	$1	$1
USA Operations	66	-	68	3
Corporate & Other	-	-	-	34

Total Acquisitions	67	-	69	38

Divestitures
Canadian Operations	(457)	(56)	(457)	(935)
USA Operations	(650)	(43)	(656)	(127)
Corporate & Other	-	-	-	(53)

Total Divestitures	(1,107)	(99)	(1,113)	(1,115)

Net Acquisitions & (Divestitures)	$(1,040)	$(99)	$(1,044)	$(1,077)

Acquisitions

During the three and nine months ended September 30, 2016, acquisitions primarily included the purchase of land and property in Eagle Ford with oil and liquids rich potential.

Divestitures

For the three and nine months ended September 30, 2016, divestitures in the Canadian Operations were $457 million, which primarily included the sale of the Gordondale assets in Montney located in northwestern Alberta for approximately C$603 million ($458 million), after closing adjustments. For the three and nine months ended September 30, 2015, divestitures in the Canadian Operations were $56 million and $935 million, respectively. Divestitures primarily included the sale of certain assets in Wheatland located in central and southern Alberta for proceeds of approximately C$558 million ($468 million), after closing adjustments, the sale of certain natural gas gathering and compression assets in Montney located in northeastern British Columbia for proceeds of approximately C$453 million ($357 million), after closing adjustments and the sale of certain properties that did not complement Encana’s existing portfolio of assets.

For the three and nine months ended September 30, 2016, divestitures in the USA Operations were $650 million and $656 million, respectively, which primarily included the sale of the DJ Basin assets located in northern Colorado for approximately $628 million, after closing and other adjustments. For the three and nine months ended September 30, 2015, divestitures in the USA Operations were $43 million and $127 million, respectively, which primarily included the sale of certain properties that did not complement Encana’s existing portfolio of assets.

Amounts received from the Company’s divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2016, Encana recognized a gain of approximately $397 million, before tax, on the sale of the Company’s Gordondale assets in the Canadian cost centre and allocated goodwill of $32 million.

For the nine months ended September 30, 2015, Corporate and Other acquisitions and divestitures primarily included the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

5. Interest

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Interest Expense on:
Debt	$72	$77	$229	$420
The Bow office building	16	15	47	49
Capital leases	6	7	18	22
Other	5	6	15	17

	$99	$105	$309	$508

Interest Expense on Debt for the nine months ended September 30, 2015 included a one-time interest payment of approximately $165 million resulting from the April 2015 early redemption of the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$44	$297	$(233)	$638
Translation of U.S. dollar risk management contracts issued from Canada	(1)	(27)	5	(56)
Translation of intercompany notes	4	(29)	5	(27)

	47	241	(223)	555
Foreign Exchange on Settlements	(4)	102	(89)	337
Other Monetary Revaluations	6	5	5	26

	$49	$348	$(307)	$918

7. Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Current Tax
Canada	$(15)	$1	$(28)	$(24)
United States	-	(22)	-	(19)
Other countries	1	2	5	5

Total Current Tax Expense (Recovery)	(14)	(19)	(23)	(38)

Deferred Tax
Canada	154	(138)	(204)	(616)
United States	(98)	(471)	(706)	(2,110)
Other countries	20	33	227	284

Total Deferred Tax Expense (Recovery)	76	(576)	(683)	(2,442)

Income Tax Expense (Recovery)	$62	$(595)	$(706)	$(2,480)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at September 30, 2016			As at December 31, 2015
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$13,381	$(13,142)	$239	$14,866	$(14,170)	$696
Unproved properties	304	-	304	334	-	334
Other	54	-	54	70	-	70

	13,739	(13,142)	597	15,270	(14,170)	1,100

USA Operations
Proved properties	25,939	(25,149)	790	25,723	(23,822)	1,901
Unproved properties	5,035	-	5,035	5,282	-	5,282
Other	45	-	45	66	-	66

	31,019	(25,149)	5,870	31,071	(23,822)	7,249

Market Optimization	6	(4)	2	5	(4)	1
Corporate & Other	2,200	(665)	1,535	2,098	(591)	1,507

	$46,964	$(38,960)	$8,004	$48,444	$(38,587)	$9,857

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $119 million, which have been capitalized during the nine months ended September 30, 2016 (2015 - $170 million). Included in Corporate and Other are $61 million ($58 million as at December 31, 2015) of international property costs, which have been fully impaired.

For the three months ended September 30, 2016, the Company did not recognize ceiling test impairments in the Canadian cost centre (2015 - nil) or in the U.S. cost centre (2015 - $1,671 million before tax). For the nine months ended September 30, 2016, the Company recognized before-tax ceiling test impairments of $493 million (2015 - nil) in the Canadian cost centre and $903 million (2015 - $5,668 million) in the U.S. cost centre. The impairments are included within accumulated DD&A in the table above and resulted primarily from the decline in the 12-month average trailing prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations were based on the benchmark prices below. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
12-Month Average Trailing Reserves Pricing September 30, 2016	2.28	2.05	41.68	50.96
December 31, 2015	2.58	2.69	50.28	58.82
September 30, 2015	3.05	3.02	59.21	65.69

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases including an office building and an offshore production platform.

As at September 30, 2016, the total carrying value of assets under capital lease was $52 million ($376 million as at December 31, 2015), net of accumulated amortization of $657 million ($310 million as at December 31, 2015). Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Other Arrangement

As at September 30, 2016, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,227 million ($1,179 million as at December 31, 2015) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term in 2037, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 10.

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	As at September 30, 2016	As at December 31, 2015

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	$-	$650
U.S. Unsecured Notes
6.50% due May 15, 2019	500	500
3.90% due November 15, 2021	600	600
8.125% due September 15, 2030	300	300
7.20% due November 1, 2031	350	350
7.375% due November 1, 2031	500	500
6.50% due August 15, 2034	750	750
6.625% due August 15, 2037 (1)	462	500
6.50% due February 1, 2038 (1)	505	800
5.15% due November 15, 2041 (1)	244	400

Total Principal	4,211	5,350

Increase in Value of Debt Acquired	27	27
Unamortized Debt Discounts and Issuance Costs (2)	(40)	(44)
Current Portion of Long-Term Debt	-	-

	$4,198	$5,333

(1)	Notes accepted for purchase in the March 2016 Tender Offers.

(2)	Long-Term Debt for 2015 has been restated due to the adoption of ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as described in Note 2.

As at September 30, 2016, total long-term debt had a carrying value of $4,198 million and a fair value of $4,440 million (as at December 31, 2015 - carrying value of $5,333 million and a fair value of $4,630 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On March 16, 2016, Encana announced tender offers (collectively, the “Tender Offers”) for certain of the Company’s outstanding senior notes (collectively, the “Notes”). The Tender Offers were for an aggregate purchase price of $250 million, excluding accrued and unpaid interest. The consideration for each $1,000 principal amount of Notes validly tendered and accepted for purchase included an early tender premium of $30 per $1,000 principal amount of Notes accepted for purchase, provided the Notes were validly tendered at or prior to the early tender date of March 29, 2016. All Notes validly tendered and accepted for purchase also received accrued and unpaid interest up to the settlement date.

On March 30, 2016, Encana announced an increase in the aggregate purchase price of the Tender Offers to $400 million, excluding accrued and unpaid interest, and accepted for purchase: i) $156 million aggregate principal amount of 5.15 percent notes due 2041; ii) $295 million aggregate principal amount of 6.50 percent notes due 2038; and iii) $38 million aggregate principal amount of 6.625 percent notes due 2037. The Company paid an aggregate amount of $406 million, including accrued and unpaid interest of $6 million and an early tender premium of $14 million, for Notes accepted for purchase. The Company used cash on hand and borrowings under its revolving credit facility to fund the Tender Offers.

Encana also recognized a gain on the early debt retirement of $103 million, before tax, representing the difference between the carrying amount of the Notes accepted for purchase and the consideration paid. The gain on the early debt retirement net of the early tender premium totals $89 million, which is included in other expenses in the Condensed Consolidated Statement of Earnings.

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions

	As at September 30, 2016	As at December 31, 2015

The Bow Office Building	$1,299	$1,238
Capital Lease Obligations	325	353
Unrecognized Tax Benefits	185	189
Pensions and Other Post-Employment Benefits	133	115
Long-Term Incentives (See Note 16)	82	23
Other Derivative Contracts (See Notes 18, 19)	19	23
Other	28	34

	$2,071	$1,975

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$18	$72	$73	$73	$74	$1,388	$1,698

Sublease Recoveries	$(9)	$(35)	$(36)	$(36)	$(36)	$(682)	$(834)

Capital Lease Obligations

As described in Note 8, the Company has several lease arrangements that are accounted for as capital leases including an office building and the Deep Panuke offshore Production Field Centre (“PFC”). Variable interests related to the PFC are described in Note 14.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$25	$98	$99	$99	$99	$133	$553
Less Amounts Representing
Interest	11	38	35	31	27	27	169

Present Value of Expected
Future Lease Payments	$14	$60	$64	$68	$72	$106	$384

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

11. Asset Retirement Obligation

	As at September 30, 2016	As at December 31, 2015

Asset Retirement Obligation, Beginning of Year	$814	$913
Liabilities Incurred and Acquired	6	19
Liabilities Settled and Divested	(96)	(217)
Change in Estimated Future Cash Outflows	-	115
Accretion Expense	38	45
Foreign Currency Translation	18	(61)

Asset Retirement Obligation, End of Period	$780	$814

Current Portion	$40	$41
Long-Term Portion	740	773

	$780	$814

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares and Class A Preferred Shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares at the time of issuance.

Issued and Outstanding

	As at September 30, 2016		As at December 31, 2015
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	849.8	$3,621	741.2	$2,450
Common Shares Issued	107.0	986	98.4	1,098
Common Shares Issued Under Dividend Reinvestment Plan	0.1	1	10.2	73

Common Shares Outstanding, End of Period	956.9	$4,608	849.8	$3,621

During the nine months ended September 30, 2016, Encana issued 112,477 common shares totaling $0.8 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2015, Encana issued 10,246,221 common shares totaling $73 million under the DRIP.

On September 23, 2016, Encana completed a public offering (the “2016 Share Offering”) of 107,000,000 common shares of Encana at a price of $9.35 per common share for gross proceeds of approximately $1.0 billion. After deducting underwriter’s fees and costs of the 2016 Share Offering, the net cash proceeds received were approximately $981 million. Pursuant to the 2016 Share Offering, Encana also granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 16,050,000 common shares at a price of $9.35 per common share. On October 4, 2016, the Over-Allotment Option was exercised in full for additional gross proceeds of approximately $150 million.

On March 5, 2015, Encana filed a prospectus supplement (the “2015 Share Offering”) to the Company’s base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement. The aggregate gross proceeds from the 2015 Share Offering were approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the 2015 Share Offering, the net cash proceeds received were approximately C$1.39 billion ($1.09 billion).

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Dividends

During the three months ended September 30, 2016, Encana paid dividends of $0.015 per common share totaling $13 million (2015 - $0.07 per common share totaling $59 million). During the nine months ended September 30, 2016, Encana paid dividends of $0.045 per common share totaling $38 million (2015 - $0.21 per common share totaling $166 million). Common shares issued as part of the 2016 Share Offering and 2015 Share Offering described above were not eligible to receive the dividend paid on September 30, 2016 and March 31, 2015, respectively.

For the three and nine months ended September 30, 2016, the dividends paid included $0.2 million and $0.8 million, respectively, in common shares issued in lieu of cash dividends under the DRIP (for the three and nine months ended September 30, 2015 - $21 million and $53 million, respectively).

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2016	2015	2016	2015

Net Earnings (Loss)	$317	$(1,236)	$(663)	$(4,553)

Number of Common Shares:
Weighted average common shares outstanding - Basic	858.3	843.1	852.7	814.0
Effect of dilutive securities	-	-	-	-

Weighted average common shares outstanding - Diluted	858.3	843.1	852.7	814.0

Net Earnings (Loss) per Common Share
Basic	$0.37	$(1.47)	$(0.78)	$(5.59)
Diluted	$0.37	$(1.47)	$(0.78)	$(5.59)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at September 30, 2016 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

13. Accumulated Other Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Foreign Currency Translation Adjustment
Balance, Beginning of Period	$1,127	$1,140	$1,383	$715
Current Period Change in Foreign Currency
Translation Adjustment	36	175	(220)	600

Balance, End of Period	$1,163	$1,315	$1,163	$1,315

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$7	$(25)	$7	$(26)
Reclassification of Net Actuarial (Gains) and
Losses to Net Earnings (See Note 17)	(1)	1	(1)	2
Income Taxes	-	-	-	-

Balance, End of Period	$6	$(24)	$6	$(24)

Total Accumulated Other Comprehensive Income	$1,169	$1,291	$1,169	$1,291

14. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility. Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure is the expected lease payments over the initial contract term. As at September 30, 2016, Encana had a capital lease obligation of $319 million ($340 million as at December 31, 2015) related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership (“CRP”), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms. As part of the agreement, VMLP agreed to undertake future expansion of midstream services if required by Encana and the CRP in support of the anticipated future development of the Montney play. In addition, VMLP provides to Encana and the CRP natural gas gathering and processing under agreements that were contributed to VMLP by its partner Veresen Inc., and have remaining terms of 16 years and up to a potential maximum of 10 one-year renewal terms.

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP. Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance. These key activities relate to the construction, operation, maintenance and marketing of the assets owned by VMLP. The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets; ii) an operating fee of which a portion can be converted into a fixed fee once VMLP assumes operatorship of certain compression assets; and iii) a potential payout of minimum costs associated with certain gathering and compression assets. The potential payout of minimum costs will be assessed in the eighth year of the assets’ service period and is based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain service agreements. The potential payout amount can be reduced in the event VMLP markets unutilized capacity to third party users. Encana is not required to provide any financial support or guarantees to VMLP.

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

14. Variable Interest Entities (continued)

Veresen Midstream Limited Partnership (continued)

As a result of Encana’s involvement with VMLP, the maximum total exposure, which represents the potential exposure to Encana in the event the assets under the agreements are deemed worthless, is estimated to be $1,520 million as at September 30, 2016. The estimate comprises the take or pay volume commitments and the potential payout of minimum costs. The take or pay volume commitments associated with certain gathering and processing assets are included in Note 20 under Transportation and Processing. The potential payout requirement is highly uncertain as the amount is contingent on future production estimates, pace of development and the amount of capacity contracted to third parties. As at September 30, 2016, accounts payable and accrued liabilities included $0.2 million related to the take or pay commitment.

15. Restructuring Charges

In February 2016, Encana announced workforce reductions to better align staffing levels and the organizational structure with the Company’s reduced capital spending program as a result of the current low commodity price environment. Encana incurred total restructuring charges of $33 million, before tax, primarily related to severance costs, of which $6 million remains accrued as at September 30, 2016. The majority of the remaining amounts accrued are expected to be paid in 2017.

During the first quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy that was announced in 2013. During the nine months ended September 30, 2015, transition and severance costs of $59 million, before tax, were incurred.

Restructuring charges are included in administrative expense in the Condensed Consolidated Statement of Earnings.

16. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. They include TSARs, Performance TSARs, SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, PSUs and RSUs held by employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2016, the following weighted average assumptions were used to determine the fair value of the share units held by employees:

	US$ Share Units	C$ Share Units

Risk Free Interest Rate	0.49%	0.49%
Dividend Yield	0.57%	0.58%
Expected Volatility Rate	56.11%	52.27%
Expected Term	1.6 yrs	1.8 yrs
Market Share Price	US$10.47	C$13.71

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

16. Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Total Compensation Costs of Transactions Classified as Cash-Settled	$68	$(31)	$114	$(24)
Less: Total Share-Based Compensation Costs Capitalized	(15)	11	(25)	9

Total Share-Based Compensation Expense	$53	$(20)	$89	$(15)

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$18	$(7)	$31	$(6)
Administrative expense	35	(13)	58	(9)

	$53	$(20)	$89	$(15)

As at September 30, 2016, the liability for share-based payment transactions totaled $151 million ($51 million as at December 31, 2015), of which $69 million ($28 million as at December 31, 2015) is recognized in accounts payable and accrued liabilities and $82 million ($23 million as at December 31, 2015) is recognized in other liabilities and provisions in the Condensed Consolidated Balance Sheet.

	As at September 30, 2016	As at December 31, 2015

Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$121	$47
Vested	30	4

	$151	$51

The following units were granted primarily in conjunction with the Company’s March annual long-term incentive award. The TSARs and SARs were granted at the volume-weighted average trading price of Encana’s common shares for the five days prior to the grant date.

Nine Months Ended September 30, 2016 (thousands of units)

TSARs	4,277
SARs	1,453
PSUs	5,853
DSUs	181
RSUs	15,158

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

17. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Defined Benefit Plan Expense	$(1)	$1	$10	$11	$9	$12
Defined Contribution Plan Expense	21	23	-	-	21	23

Total Benefit Plans Expense	$20	$24	$10	$11	$30	$35

Of the total benefit plans expense, $23 million (2015 - $28 million) was included in operating expense and $7 million (2015 - $7 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Current Service Costs	$1	$2	$8	$8	$9	$10
Interest Cost	6	7	3	3	9	10
Expected Return On Plan Assets	(8)	(10)	-	-	(8)	(10)
Amounts Reclassified From Accumulated Other
Comprehensive Income:
Amortization of net actuarial (gains) and losses	-	2	(1)	-	(1)	2

Total Defined Benefit Plan Expense	$(1)	$1	$10	$11	$9	$12

The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2016	2015	2016	2015	2016	2015

Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$-	$(2)	$1	$-	$1	$(2)

Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$-	$(2)	$1	$-	$1	$(2)

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

18. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and other derivative liabilities, as discussed further in Note 19. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no significant transfers between the hierarchy levels during the period.

As at September 30, 2016	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$-	$37	$10	$47	$(32)	$15
Long-term	-	8	-	8	(7)	1
Risk Management Liabilities
Current	-	126	14	140	(32)	108
Long-term	-	30	4	34	(7)	27

Other Derivative Liabilities
Current in accounts payable and accrued liabilities	$-	$6	$-	$6	$-	$6
Long-term in other liabilities and provisions	-	19	-	19	-	19

As at December 31, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$1	$356	$37	$394	$(27)	$367
Long-term	-	11	-	11	-	11
Risk Management Liabilities
Current	-	31	12	43	(27)	16
Long-term	-	-	9	9	-	9

Other Derivative Liabilities
Current in accounts payable and accrued liabilities	$-	$6	$-	$6	$-	$6
Long-term in other liabilities and provisions	-	23	-	23	-	23

(1)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts, NYMEX fixed price swaptions, NYMEX three-way options, NYMEX costless collars, WTI-based fixed price swaptions and basis swaps with terms to 2020. Level 2 also includes other derivative liabilities as discussed in Note 19. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

18. Fair Value Measurements (continued)

Level 3 Fair Value Measurements

As at September 30, 2016, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts and WTI three-way options with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The WTI three-way options are a combination of a sold call, bought put and a sold put. These contracts allow the Company to participate in the upside of commodity prices to the ceiling of the call option and provide the Company with partial downside price protection through the combination of the put options. The fair values of the WTI three-way options are based on the income approach and are modelled using observable and unobservable inputs such as implied volatility. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

	Risk Management
	2016	2015

Balance, Beginning of Year	$16	$(18)
Total Gains (Losses)	4	(12)
Purchases and Settlements:
Purchases	-	16
Settlements	(18)	11
Transfers out of Level 3 (1)	(10)	-

Balance, End of Period	$(8)	$(3)

Change in unrealized gains (losses) related to
assets and liabilities held at end of period	$(6)	$7

(1)	The Company’s policy is to recognize transfers out of Level 3 on the date of the event of change in circumstances that caused the transfer.

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at September 30, 2016	As at December 31, 2015
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$29.92 - $31.38	$34.50 - $40.25

Risk Management - WTI Three-Way Options	Option Model	Implied Volatility	24% - 49%	33% - 64%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $2 million ($4 million as at December 31, 2015) increase or decrease to net risk management assets and liabilities. A 10 percent increase or decrease in implied volatility for the WTI three-way options would cause a corresponding $2 million ($2 million as at December 31, 2015) increase or decrease to net risk management assets and liabilities.

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities, other liabilities and provisions and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 18 for a discussion of fair value measurements.

Unrealized Risk Management Position	As at September 30, 2016	As at December 31, 2015

Risk Management Assets
Current	$15	$367
Long-term	1	11

	16	378

Risk Management Liabilities
Current	108	16
Long-term	27	9

	135	25

Other Derivative Liabilities
Current in accounts payable and accrued liabilities	6	6
Long-term in other liabilities and provisions	19	23

Net Risk Management Assets (Liabilities) and Other Derivative Liabilities	$(144)	$324

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Commodity Price Positions as at September 30, 2016

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	791 MMcf/d	2016	2.72 US$/Mcf	$(20)
	350 MMcf/d	Q1 2017	3.07 US$/Mcf	(6)

NYMEX Fixed Price Swaptions (1)	345 MMcf/d	2017	2.70 US$/Mcf	(54)

NYMEX Three-Way Options	300 MMcf/d	2017		(23)
Sold call price			3.07 US$/Mcf
Bought put price			2.75 US$/Mcf
Sold put price			2.27 US$/Mcf

NYMEX Costless Collars	335 MMcf/d	2016		(17)
Sold call price			2.46 US$/Mcf
Bought put price			2.22 US$/Mcf

NYMEX Costless Collars	100 MMcf/d	Q2 - Q4 2017		1
Sold call price			3.55 US$/Mcf
Bought put price			2.75 US$/Mcf

Basis Contracts (2)		2016-2020		1

Other Financial Positions				(1)

Natural Gas Fair Value Position				(119)

Crude Oil and NGLs Contracts
Fixed Price Contracts

WTI Fixed Price	42.0 Mbbls/d	2016	55.18 US$/bbl	24
	15.5 Mbbls/d	2017	49.49 US$/bbl	(11)

WTI Fixed Price Swaptions (3)	10.0 Mbbls/d	Q2 2017	50.86 US$/bbl	(5)

WTI Three-Way Options	23.5 Mbbls/d	2016		10
Sold call price			62.96 US$/bbl
Bought put price			55.00 US$/bbl
Sold put price			47.04 US$/bbl

WTI Three-Way Options	15.0 Mbbls/d	2017		-
Sold call price			59.03 US$/bbl
Bought put price			48.48 US$/bbl
Sold put price			37.35 US$/bbl

Basis Contracts (4)		2016-2019		-

Crude Oil and NGLs Fair Value Position				18

Power Purchase Contracts and Other Derivative Contracts
Fair Value Position				(43)

Total Fair Value Position				$(144)

(1)	NYMEX Fixed Price Swaptions give the counterparty the option to extend 2016 fixed price swaps to December 31, 2017 at the strike price.

(2)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices.

(3)	WTI Fixed Price Swaptions give the counterparty the option to extend Q1 2017 fixed price swaps to June 30, 2017 at the strike price.

(4)	Encana has entered into swaps to protect against widening Midland and NGL differentials to WTI.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Revenues, Net of Royalties	$54	$217	$358	$626
Transportation and Processing	-	(4)	(4)	(12)

Gain (Loss) on Risk Management	$54	$213	$354	$614

	Unrealized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Revenues, Net of Royalties	$42	$184	$(469)	$(237)
Transportation and Processing	(1)	(11)	4	(4)

Gain (Loss) on Risk Management	$41	$173	$(465)	$(241)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2016		2015
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$324
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(111)	$(111)	$373
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	(1)
Settlement of Acquired Crude Oil Contracts	(6)
Settlement of Other Derivative Contracts	4
Fair Value of Contracts Realized During the Period	(354)	(354)	(614)

Fair Value of Contracts, End of Period	$(144)	$(465)	$(241)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses NYMEX-based contracts such as fixed price contracts, fixed price swaptions, options and costless collars. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil and NGLs - To partially mitigate crude oil and NGLs commodity price risk, the Company uses WTI-based contracts such as fixed price contracts, fixed price swaptions and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	25	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings for the nine months ended September 30 as follows:

	2016		2015
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural Gas Price	$(81)	$72	$(40)	$37
Crude Oil Price	(73)	68	(128)	122
Power Price	2	(2)	4	(4)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2016, the Company had no significant credit derivatives in place and held no collateral balances.

As at September 30, 2016, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2016, approximately 89 percent (95 percent as at December 31, 2015) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2016, Encana had three counterparties whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2016, these counterparties accounted for 38 percent, 26 percent and 16 percent of the fair value of the outstanding in-the-money net risk management contracts. As at December 31, 2015, Encana had two counterparties whose net settlement position accounted for 13 percent and 11 percent of the fair value of the outstanding in-the-money net risk management contracts.

During 2015, Encana entered into agreements resulting from divestitures, which may require Encana to fulfill certain payment obligations on the take or pay volume commitments assumed by the purchaser. The circumstances that would require Encana to perform under the agreement includes events where the purchaser fails to make payment to the guaranteed party and/or the purchaser is subject to an insolvency event. The agreements have remaining terms from five to eight years with a fair value of $25 million ($29 million as at December 31, 2015). The maximum potential amount of undiscounted future payments is $394 million as at September 30, 2016, and is considered unlikely.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. As at September 30, 2016, the Company had committed revolving bank credit facilities totaling $4.5 billion which included $3.0 billion on a revolving bank credit facility for Encana and $1.5 billion on a revolving bank credit facility for a U.S. subsidiary, both of which remained unused. The facilities remain committed through July 2020.

Encana also has accessible capacity under shelf prospectuses for up to $5.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on certain eligibility requirements and market conditions, to issue debt and/or equity securities in Canada and/or the U.S.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	26	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

19. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,166	$-	$-	$-	$-	$1,166
Risk Management Liabilities	108	27	-	-	-	135
Long-Term Debt (1)	267	1,034	469	1,457	5,060	8,287
Other Liabilities and Provisions	-	14	1	4	-	19

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

As at September 30, 2016, Encana had $4.2 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2015). To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange derivatives. There were no foreign exchange derivatives outstanding as at September 30, 2016.

Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on the translation and settlement of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada, foreign exchange gains and losses on the translation and settlement of foreign denominated intercompany balances and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $28 million change in foreign exchange (gain) loss as at September 30, 2016 (2015 - $47 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2016.

As at September 30, 2016, the Company had no floating rate debt. As at September 30, 2015, the Company had floating rate debt of $1,414 million and the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $10 million.

Encana Corporation	27	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2016

 Notes to Condensed Consolidated Financial Statements (unaudited)

 (All amounts in $ millions unless otherwise specified)

20. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2016:

	Expected Future Payments
(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Transportation and Processing	$116	$517	$529	$603	$579	$3,053	$5,397
Drilling and Field Services	59	112	66	33	19	7	296
Operating Leases	7	25	24	11	3	19	89

Total	$182	$654	$619	$647	$601	$3,079	$5,782

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 14. Divestiture transactions can reduce certain commitments disclosed above.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Encana Corporation	28	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$